

Form NRSRO: Exhibit 2

General Description of the Policies and Procedures Used to Determine Credit Ratings

Initiation of Credit Ratings and Unsolicited Ratings:

A.M. Best Rating Service's primary business is the issuance of insurer financial strength ratings. The company also issues ratings to parent holding companies, debt ratings on securities issued by these organizations, and certain insurance-linked transactions and performs other credit rating services, including rating evaluation and assessment services. Ratings may be issued on a public or private basis.

Rating relationships are typically initiated when an unrated organization/issuer requests a rating from A.M. Best. Generally, A.M. Best enters into a rating services agreement with the entity whereby obligations of the entity and A.M. Best are enumerated, and the rating fee(s) established.

A.M. Best does not currently assign "public data" (unsolicited ratings).

Information Sources:

Information relied on in the rating process typically includes official annual and quarterly (if available) financial statements as filed with the regulator of the state, province or country in which the company is domiciled. These statements are supplemented by other publicly available documents, such as Securities and Exchange Commission (SEC) filings in the United States, or International Accounting Standards (IAS) financial statements.

Additional sources of information may include: business plans provided by companies/issuers, audit reports prepared by certified public accountants, reports prepared by professional actuarial organizations, other information provided by the issuer, agents of the issuer (such as its legal counsel or other experts that are considered reliable) or third party vendors, and other publicly available information regarding the rated entity. A.M. Best expects all information submitted by rated entities (or their agents) and third party vendors to be accurate and complete. This includes information requested by A.M. Best, as well as information that has not been publicly disclosed or specifically requested. In addition, A.M. Best expects that any information relevant to the rating process will be submitted on a timely basis, including any significant changes in the rated entity's/issue's financial condition.

A.M. Best does not perform, nor is it obligated to perform, independent verification of information used in the rating process. In addition, A.M. Best does not perform audits or inspections, and as noted above, may rely on issuers and/or their agents for the accuracy, completeness and timeliness of such information. As such, a Best's Credit Rating should not be viewed as providing any type of assurance as to the accuracy, completeness or timeliness of information used as the basis of its communications, publications or the formulation of the rating opinion itself.

Interaction with Management of a Rated Obligor or Issuer of Rated Securities:

Meetings with the management teams of rated entities/issuers are an integral and critical part of A.M. Best's interactive rating process. Typically, two A.M. Best analysts, the primary analyst and or a more senior reviewing analyst, or a team leader, meet with management of rated entities/issuers on an annual basis. These meetings are sometimes supplemented with additional interaction between A.M. Best analysts and rated entities/issuers





management throughout the year as required. As previously noted, business plans provided by rated entities/issuers are an extremely valuable source of information for the rating process. These detailed plans may include nonpublic information regarding the firm's strategic and financial planning, as well as more granular analysis of a given entities' financial performance. In addition to providing our analysts with additional insight regarding the underlying quantitative operating fundamentals of an obligor/issuer, these meetings also provide our analysts with the opportunity to better develop a qualitative assessment of the rated entities'/issuers' management team, which is an important component of our rating process.

Structure and Voting Process of Rating Committees:

Ratings analysts and rating committees are required to meet the standards and requirements of, and conduct themselves in accordance with the criteria set forth in A.M. Best's Code of Conduct and other policies and procedures that are designed to support fairness and the integrity of the rating process.

Once sufficient information has been gathered and analyzed in accordance with the relevant criteria for the type of rating to be assigned, the primary analyst and team leader present the credit rating recommendation to a rating committee.

The assignment of a credit rating by a rating committee, and not by any specific analyst, is essential in promoting and maintaining the integrity, consistency and fairness of the rating process. A rating committee is comprised primarily of senior analysts who have the appropriate knowledge and experience regarding the type of rating to be determined.

Procedures for Informing Rated Obligors/Issuers of Rated Securities of Credit Rating Decisions:

Following a committee's rating decision, obligors/issuers, or their authorized representatives, are contacted by A.M. Best analysts as soon as practicable thereafter and informed of the committee's rating decision and the critical information and considerations upon which the committee based its decision. Where feasible, and in accordance with A.M. Best's Dissemination policy, A.M. Best may forward to the obligor/issuer a draft copy of the press release announcing its rating decision to allow the obligor/issuer the opportunity to review the information. A.M. Best forwards such information to the obligor/issuer to allow it the opportunity to ensure that no confidential information is contained therein. For smaller non-public insurers that do not have rated debt securities outstanding, A.M. Best may inform the company by letter of its rating decision. This letter includes the critical information and considerations upon which the committee based its rating decision.

While the obligor/issuer is in possession of such confidential information, A.M. Best expects it will be treated as such. With the exception of ratings issued where the lead analyst is employed by A.M. Best Europe – Rating Services Limited, should A.M. Best believe that the confidential information has been misused in any way, or has become known to outsiders for any reason, A.M. Best reserves the right to immediately release its rating decision. European law currently prohibits, under any circumstance, a credit rating agency from publishing a credit rating opinion until a fixed period of time has elapsed from the time that the rated entity was informed of the credit rating decision. This period of time is currently one working day.

Procedures for Appealing Rating Decisions:

As a publisher, A.M. Best reserves the right to release a rating at any time, at its sole discretion (except where prohibited by law). Where appropriate rated obligors/issuers may be afforded a brief period of time to appeal a rating decision. In order to be eligible for an appeal, rated obligors/issuers are required to provide clarification regarding the principal considerations on which the rating is based, or material new information that could



reasonably be expected to influence a rating committee's decision. In rare instances in which A.M. Best believes it may take a considerable amount of time to resolve an appeal, the rating may be placed "Under Review."

Procedures for Monitoring, Reviewing and Updating Credit Ratings:

Following the assignment of a rating, A.M. Best monitors its credit opinion on a regular and as needed basis in accordance with A.M. Best policy. Generally, a credit opinion is formally reviewed at least annually. In addition to the annual credit review process, A.M. Best analysts monitor industry conditions and/or obligor/issuer specific events that could be expected to have an impact on an obligor's/issue's creditworthiness on an interim basis. A.M. Best may modify or affirm ratings following these reviews.

A.M. Best disseminates credit rating actions (on public ratings) as soon as practicable (after the obligor/issuer has been informed of its rating decision) on a non-selective basis and free of charge on our publicly accessible web site. These ratings may also be released simultaneously through press releases and through electronic subscription services. Ratings actions will subsequently appear in other corporate printed publications.

Procedures for Withdrawing a Rating:

As a publisher, A.M. Best reserves the right to withdraw a rating at any time. For example, A.M. Best reserves the right to suspend or withdrawal a rating if it believes that the information provided to us is inadequate to continue rating an obligor/issuer/issue. The withdrawal of a rating is generally subject to the rating committee process. In instances where A.M. Best suspends or withdraws a rating, we issue a press release that includes a final rating update and an explanation as to why the rating was suspended or withdrawn. A rating committee or press release is not required in instances where a rating is withdrawn because a debt or debt-like instrument matures and is no longer outstanding.

When a rated entity or issuer requests the withdrawal of an outstanding rating a final rating committee and update will be completed and a press release will be issued that includes the outcome of the final rating update and the subsequent withdrawal of the rating.

For more detailed information on our policies and procedures, please visit http://www.ambest.com/nrsro/index.html.

Rating Methodology:

The following are general descriptions of the methodology/criteria used in determining ratings for the categories that A.M. Best is currently registered as a nationally recognized statistical rating organization. In any given rating action, a rating committee will determine what specific aspects of the overall methodology/criteria are relevant to that particular action.

More detailed information on rating methodology/criteria for the various types of ratings issued by A.M. Best are available on our public web site at http://www.ambest.com/ratings/methodology.asp

Insurance Companies

A.M. Best's primary rating services business is the issuance of insurer financial strength ratings. The primary objective of Best's Credit Ratings within the insurance segment is to provide an opinion as to the rated entity's ability to meet its senior financial obligations, which for an operating insurance company are its ongoing insurance policy and contract obligations. The assignment of an interactive rating is derived from an in-depth evaluation of a company's balance sheet strength, operating performance and business profile, as compared with A.M. Best's quantitative and qualitative standards.



In determining a company's ability to meet its current and ongoing obligations, the most important area to evaluate is its balance sheet strength, since it is the foundation for financial security. Balance sheet strength measures the exposure of a company's equity or surplus to volatility based on its operating and financial practices. One of the rating tools used in the evaluation of balance sheet strength for an insurer is Best's Capital Adequacy Ratio (BCAR), which provides a quantitative measure of the risks inherent in a company's investment and insurance profile, relative to its adjusted capital. A.M. Best's analysis of the balance sheet also encompasses a thorough review of various financial tests and ratios, typically over a five-year period. The same models are used for initial ratings and for the ongoing monitoring of ratings. Significant changes made to the models and criteria changes are applied to existing ratings during subsequent rating reviews and in accordance with A.M. Best's policies.

The assessment of balance sheet strength includes an analysis of an organization's regulatory filings at both the operating insurance company and consolidated level. To understand the strength and flexibility of an insurer's balance sheet, a variety of tests and measures are reviewed which include an assessment of the corporate capital structure, financial leverage, fixed charge coverage, liquidity, and historical sources and uses of capital.

While balance sheet strength is the foundation of the rating process, the balance sheet provides only an assessment of capital adequacy at a point in time. A.M. Best views operating performance and business profile as leading indicators when measuring future balance sheet strength and financial security.

The term "future" is key, since ratings are prospective and go well beyond a "static" balance sheet view. Profitability is the engine that ultimately drives capitalization, and looking out into the future enables the analyst to gauge a company's ability to preserve and/or generate new capital over time. In many respects, what determines the relative strength or weakness of a company's operating performance is a combination of its business profile and the ability of a company to effectively execute its business strategy.

A company that is a strong performer, over time, will generate earnings sufficient to maintain a prudent level of risk-adjusted capital and optimize stakeholder value. Strong performers are those companies whose earnings are relatively consistent and deemed to be sustainable. Because of their track record and better-than-average earnings power, these companies typically benefit from higher ratings and/or lower capital guidelines relative to their peers.

On the other hand, companies that have demonstrated weaknesses in their earnings, either through consistent losses or volatility, are more likely to struggle to maintain or improve capital in the future. For these reasons, these companies typically are rated lower than their counterparts that are strong performers, and/or usually are held to higher capital guidelines in order to minimize the chance of being downgraded if current trends continue.

A.M. Best believes that risk management is the common thread that links balance sheet strength, operating performance and business profile. Risk management fundamentals can be found in: the strategic decision-making process used by a company to define its business profile, in the various financial management practices and operating elements of an insurer that dictate the sustainability of its operating performance, and, ultimately, its exposure to capital volatility. As such, if a company is practicing sound risk management and executing its strategy effectively, it will preserve and build its balance sheet strength and perform successfully over the long term – common objectives of both A.M. Best ratings and risk management.

Corporate Issuers

Insurance holding company structures provide a means to facilitate public ownership of insurers, which are regulated entities, and also provide greater flexibility in accessing the capital markets. A.M. Best assigns Issuer Credit Ratings to these holding companies. The financial strength rating of the operating insurers is an integral component of the assessment of the parent holding company's ability to repay its financial obligations, and is fundamentally an extension of the review of the operating company that takes into consideration the risks inherent in the holding company's operations. Since a holding company's operations are generally limited in nature and primarily exist to fund the operations of subsidiaries, a variety of tests and measures are reviewed. These include an



assessment of the corporate capital structure, financial leverage, fixed charge coverage, liquidity, and historical sources and uses of capital.

We include insurance-linked securities issuers that provide reinsurance coverage and capital relief to their sponsors in the Corporate Issuers class of credit ratings. In some cases where third parties provide peril modeling attachment probabilities associated with such insurance-linked securities, A.M. Best gives consideration to the ratings published in the special report, *"Best's Idealized Default Matrix."* The matrix correlates the stochastically generated attachment probabilities to debt ratings before incorporating other considerations that may affect the ultimate ratings of the securities.

The same models are used for initial ratings and for the ongoing monitoring of ratings. Significant changes made to the models and criteria changes are applied to existing ratings during subsequent rating reviews and in accordance with A.M. Best's policies.

Issuers of Asset-Backed Securities

To date, all of the company's ratings in this category relate to securities overwhelmingly backed by insurance related collateral. Such collateral consists of trust preferred securities, surplus notes, insurance policies or annuities – all direct obligations of insurers. The Insurance-Linked Securities group relies on the insurer financial strength ratings issued by A.M. Best for modeling transactions collateralized by such insurance obligations. In limited instances, A.M. Best may use ratings issued by certain other nationally recognized statistical rating organizations (NRSROs) for obligors not rated by A.M. Best in its modeling of specific transactions. In these instances A.M. Best uses the ratings as issued by other NRSROs without modification.

In determining the credit ratings of asset-backed securities, A.M. Best may consider the following quantitative factors: the structure of the transaction, including priority of payments; the credit quality of the collateral pool; recoveries in the event of credit defaults; size and number of note tranches being rated; overcollateralization levels; size of the equity tranche; interest rates paid to note-holders; hedges such as swaps, interest rate floors and caps, and other hedging mechanisms; liquidity facility and associated terms/conditions; reserve amount; credit enhancements such as guarantees by rated entities; and other structural features included in the transaction.

The qualitative factors that may be considered by A.M. Best in the rating process for asset-backed securities include: the source/quality of the collateral as defined in origination agreements; the strength of legal opinions associated with the enforceability of payment obligations by carriers; the integrity of the legal structure; the extent to which the issuer can demonstrate bankruptcy remoteness from the originator or sponsor; the quality of the various service providers in the transaction; the existence of back-up servicer providers; the existence of certain representations and warranties associated with the collateral origination; the track record of the parties involved in the transaction; and other factors that give an indication of the soundness of the transaction.

The Insurance-Linked Securities Group uses the same models for initial ratings and for the surveillance of transactions. Significant changes made to the model and criteria changes are applied to existing ratings during subsequent rating reviews and in accordance with A.M. Best's policies.